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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                WYLE ELECTRONICS
                           (NAME OF SUBJECT COMPANY)

                                WYLE ELECTRONICS
                       (NAME OF PERSON FILING STATEMENT)

                        COMMON STOCK, WITHOUT PAR VALUE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   983051103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            STEPHEN D. NATCHER, ESQ.
                    SENIOR VICE PRESIDENT -- ADMINISTRATION,
                         GENERAL COUNSEL AND SECRETARY
                                WYLE ELECTRONICS
                             15370 BARRANCA PARKWAY
                            IRVINE, CALIFORNIA 92618
                                 (714) 753-9953
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
  RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                WITH A COPY TO:

                              GARY J. SINGER, ESQ.
                              C. JAMES LEVIN, ESQ.
                             O'MELVENY & MYERS LLP
                            610 NEWPORT CENTER DRIVE
                        NEWPORT BEACH, CALIFORNIA 92660
                                 (714) 760-9600

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, dated July 9, 1997, of Wyle Electronics, a California corporation (the "Company"), relating to the tender offer (the "Offer") by EBV Electronics Inc., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Raab Karcher AG, a corporation organized under the laws of the Federal Republic of Germany, ("Parent"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated July 9, 1997, as amended (the "Schedule 14D-1"). The Offer relates to the purchase of all outstanding common stock, without par value, of the Company, including the associated preferred stock purchase rights (the "Rights") issued pursuant to the Company's Amended and Restated Rights Agreement, dated February 23, 1995, between the Company and ChaseMellon Shareholder Services, L.L.C. (as successor to Chemical Bank) as Successor Rights Agent, as amended by the First Amendment to Rights Agreement, dated as of July 2, 1997 (collectively, the "Common Stock"), at $50.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 9, 1997, included in the Schedule 14D-1 (as amended, the "Offer to Purchase"). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of July 3, 1997, among Parent, Purchaser and the Company. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Offer to Purchase.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     This section is hereby amended and supplemented by addition of the following information thereto:

          At 12:00 midnight, New York City time, on Tuesday, August 5, the Offer expired. Based on a preliminary count, the Company has been informed that approximately 11,771,604 shares of Common Stock were tendered pursuant to the Offer, of which 782,453 shares of Common Stock were tendered pursuant to notices of guaranteed delivery. On August 6, 1997, effective as of 12:01 a.m., all shares of Common Stock validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. The acceptance of such tendered shares of Common Stock resulted in Parent and its subsidiaries owning approximately 96.2% of the shares of the Company's Common Stock. A copy of a press release announcing the expiration of the Offer and the acceptance of validly tendered shares of Common Stock is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     This subsection is hereby amended and supplemented by addition of the following additional exhibit:

        Exhibit 99.2 Press Release, dated August 6, 1997, issued by the Company.



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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          WYLE ELECTRONICS

                                          By: /s/ STEPHEN D. NATCHER
                                             -----------------------------------
                                                     Stephen D. Natcher
                                                        Senior Vice
                                                 President -- Administration,
                                               General Counsel and Secretary

Dated: August 6, 1997

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                                 EXHIBIT INDEX

EXHIBIT
  NO.                                     DESCRIPTION OF EXHIBIT
-------     -----------------------------------------------------------------------------------
   99.2     Press Release, dated August 6, 1997, issued by the Company.

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